UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

Consolidated Information and Results for the Fourth Quarter of 2006

(Unaudited)

Rio de Janeiro, March 8th , 2007

TNL Participações Outstanding Shares* (‘000): 382,122 TNLP3: R$ 54.92 TNLP4: R$ 31.22 TNE: US$ 14.92 ADR (12/28/2006) (*) – ex-Treasury	Telemar Norte Leste Outstanding Shares* (‘000): 238,614 TMAR3 ON: R$ 83.02 TMAR5 PNA: R$ 48.60 TMAR6 PNB: R$ 47.00 (12/28/2006) (*) – ex-Treasury	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.oi.com.br/ir

On February 28, 2007, TELEMAR announced its adoption of a single brand name for all its fixed and mobile telephony, internet and entertainment services: Oi.

• Oi combines the innovative posture that brought success to the mobile operator with the strength of the largest wireline telecoms platform in Brazil, thereby presenting a single brand name to replace the various brands  previously used by the Telemar group.

• The new Oi will play a role in the lives of some 30 million customers. Such is the strength of the single brand name, which will bring the consumer convergent services, providing simplicity and efficiency.

• Telemar’s wireline telephony has become Oi Fixo, offering various choices of plan, with a detailed monthly bill, free minutes over the weekend, unused minutes carried forward to the following month and many other conveniences for the customer.

• Oi Velox, our broadband service, is now equipped with a wi-fi modem, so Internet can  can be accessed anywhere in the house.

• Oi Flex, a new product launched, offers fixed and mobile telephony through a single handset, at fixed rates from the home and mobile rates elsewhere.

• Oi Paggo, a mobile phone credit card  recently launched, enables fast and safe transactions to be carried out between our customers and stores, using SMS text messaging. More than 700 establishments have already signed up to the system.

• The 31 long distance national and international service gets a new visual identity, closer to that of Oi.

• Oi Mix was launched as a family  convergent services, such as Oi Conta Total (fixed, mobile, long distance and Internet), to which will be added Pay TV services, beginning March, in partnership with Sky+DirecTV.

• “This month, we have entered a new phase of the company’s evolution, which will particularly benefit our customers. We have adopted a single brand name for all our fixed and mobile telephony, Internet and entertainment services, replacing Telemar. We are not changing the names of the companies, nor our share ticker symbols. We are aiming to communicate the convergence of our services with simplicity, efficiency and respect to our consumers. Oi is going to play a part in the lives of almost 30 million customers, as well as over one and a half million shareholders. This innovation strengthens the positioning of the company, which is Brazil’s only provider of a complete set of integrated telecommunications services”, states Oi’s President and CEO, Luiz Eduardo Falco.

Rio de Janeiro, March 8, 2006: Tele Norte Leste Participações S.A (“Telemar”) (Bovespa: TNLP4 and TNLP3) herein discloses its financial and operational results for the fourth quarter of 2006.
[All financial figures are stated in Brazilian Reals and based on the consolidated financial statements of Telemar.]

contents

  Operating Performance

  Consolidated Results
        • Revenues
        • Operating Expenses
        • EBITDA, Net Financial Income
          and Net Income

  Financial Position

  Capital Expenditures

  Operational and Financial Indicators

  Outlook for 2007

  Recent & Upcoming Events

  Financial Statements

upcoming events

Conference Call

Date: Friday, March 9th, 2007

Portuguese
Time:        10:00 am (Rio) – 08:00 am (NY)
Access:     (11) 4688-6301
Passcode: Telemar
Replay:     (11) 4688-6225 (passcode 306)
                  Accessible until March 19th
Webcast:  www.collaborate.com.br/telemar

English
Time:        1:00 pm (Rio) – 11:00 am (NY)
Access:     888-396-9185 (USA)
                 1-210-839-8502
                 (Brazil and other countries)
Passcode: Telemar
Replay:     800-934-9914 (USA)
                 1-402-220-3140
                 (Brazil and other countries)
                 Accessible until March 24th

A supplementary presentation will be available prior to the conference call, on Oi’s website: http://www.oi.com.br/ir highlights of the quarter

• The Oi group of companies attracted 474 thousand new customers during the 4Q06 (2.6 million in the full year), bringing the total customer base to 28.6 million at the end of 2006.

• The consolidated net revenue amounted to R$ 4,444 million (+3.1% QoQ), making a total of R$ 16,872 million in 2006 (+0.7%).

• The average monthly revenue per customer (ARPU) was R$ 87 on wireline services and R$ 22 for wireless services.

• Consolidated EBITDA came to R$ 1,504 million (-3.0%), and R$ 6,102 million for the year (-9.8%).  During the quarter, the company raised  its provisions for contingencies in R$ 133 million.

• The consolidated net income was
R$ 613 million (+127.5%), equivalent to
R$ 1.61 per share (US$ 0.75 per ADR). The total for the year was R$ 1,310 million
(+17.6%), representing R$ 3.43 per share (US$ 1.58 per ADR).

• Net debt amounted to R$ 4,883 million (0.80x EBITDA), down 12.1% from the figure in Sep/06 and by 19.7% from Dec/05.

• Capital expenditures came to the sum of R$ 764 million in the 4Q06, making a total of R$ 2,307 million for the year, equivalent to 13.7% of the consolidated net revenue.

• Dividends / JCPs - The Boards of Directors of TNL and TMAR will submit for approval at their respective General Shareholders’ Meetings a proposal for the payment of dividends and IOC in relation to the 2006 base year, amounting to R$ 330 million (TNL) and R$ 651 million (TMAR), to be allocated to the shareholders on the dates of the respective declarations.

OPERATING PERFORMANCE

Table 1 – Key Indicators

Wireline Services	4Q05	1Q06	2Q06	3Q06	4Q06	QoQ	YoY
Lines Installed ('000)	17,035	17,015	17,041	17,025	17,136	0.7%	0.6%
Lines in Service ('000)	14,858	14,745	14,499	14,431	14,388	-0.3%	-3.2%
Residential (%)	78.2%	78.2%	78.1%	78.1%	78.1%	0.0 p.p.	-0.1 p.p.
Commercial (%)	17.6%	17.6%	17.8%	17.9%	17.9%	0.0 p.p.	0.3 p.p.
Public Telephones(%)	4.2%	4.2%	4.2%	4.0%	4.0%	0.0 p.p.	-0.2 p.p.
Alternatives Plans in minutes '(000)	-	-	295	825	1,653	100.4%	-
Proportion of Lines in Service (%)	-	-	2.0%	5.7%	11.5%	5.8 p.p.	-
ARPU (R$)	85.2	84.9	82.3	84.9	87.2	2.7%	2.3%

Broadband Services	4Q05	1Q06	2Q06	3Q06	4Q06	QoQ	YoY
Total ADSL ('000)	805	896	970	1,046	1,128	7.8%	40.1%
Proportion of Lines in Service (%)	5.4%	6.1%	6.7%	7.3%	7.8%	0.5 p.p.	2.4 p.p.
Number of Municipalities Served	216	216	222	222	222	0,0%	2.8%

Wireless Services	4Q05	1Q06	2Q06	3Q06	4Q06	QoQ	YoY
Number of Subscribers ('000)	10,343	11,217	12,034	12,643	13,078	3.4%	26.4%
Proportion on Pre-Paid Plans (%)	82%	81%	80%	80%	82%	2.0 p.p.	0.0 p.p.
Proportion on Post-Paid Plans (%)	18%	19%	20%	20%	18%	-2.0 p.p.	0.0 p.p.
Average Subscriber Base ('000)	9,547	10,799	11,629	12,375	12,816	3.6%	34.2%
Market Share Oi - Region I (%)	26.3%	27.2%	27.8%	27.6%	27.4%	-0.2 p.p.	1.1 p.p.
Number of Municipalities Served	743	743	748	819	824	0.6%	10.9%
Proportion of Net Additions in Region I (%)	41.1%	47.0%	38.1%	24.4%	22.9%	-1.5 p.p.	-18.2 p.p.
Penetration rate - Região I (%)	39.1%	40.8%	42.7%	45.1%	46.8%	1.7 p.p.	7.7 p.p.
Quarterly Churn rate (%)	7.0%	5.1%	6.4%	7.9%	8.8%	0.9 p.p.	1.8 p.p.
Oi ARPU (R$)	20.2	17.9	17.8	22.4	22.1	-1.3%	9.4%

Wireline Services

The company had an average of 14,413 thousand lines in service during the period, a similar figure to that of the previous quarter, which was in line with the strategy adopted, of stabilizing the wireline customer base, by offering different options of alternative and convergent plans. The alternative plans based on minutes, launched in May/06, have already attracted around 1.7 million customers.

Broadband Services

The average number of Oi Velox lines in service grew by 41.7% in relation to 4Q05, while the average subscriber base for the year increased by 44.8%. During 2006, the company augmented both its coverage and its penetration into new customer segments, buoyed by the increased sales of computers in Brazil and the supply of convergent products.
Computer sales, in 2007, should maintain the healthy growth seen in 2006, which ought to stimulate the expansion of both our broadband and dial-up Internet services.

Wireless Services

The net addition of 435 thousand customers during the quarter (-28.6% from the 3Q06 net adds) came from the signing up of 1,561 thousand new customers, being 1,374 thousand (88%) in the pre-paid segment, and the disconnection (churn) of 1,126 thousand customers. Over the course of the year, a total of 6,126 thousand new customers were signed up and 3,392 thousand were disconnected. The quarterly churn rate increased to 8.8%, mainly due to the disconnection of “Oi Controle” low end post-paid plans, which were no longer economically viable.

CONSOLIDATED RESULTS

Consolidated Revenue

Gross consolidated revenue was up 3.8% in the quarter and by 2.3% for the full year, the highlights being the performances of “mobile” and “data” services, as shown below.

Table 2 – Gross Revenue

	Quarter					Year
R$ million	4Q05	3Q06	4Q06	Change %		2005	%	2006	%	Chg. %
				QoQ	YoY
Wireline	5.323	5,189	5,362	3%	1%	20.933	100%	20,758	100%	-1%
Local (exc. - VC1)	2,400	2,312	2,346	1%	-2%	9,478	45%	9,249	45%	-2%
Subscription	1,688	1,653	1,691	2%	0%	6,645	32%	6,661	32%	0%
Pulses (traffic)	682	631	625	-1%	-8%	2,691	13%	2,477	12%	-8%
Others	30	28	29	4%	-3%	142	1%	111	1%	-22%
Local Fixed-to-Mobile (VC1)	687	662	715	8%	4%	2,662	13%	2,650	13%	0%
Long Distance (exc. - VC2/3)	776	749	743	-1%	-4%	3,218	15%	3,000	14%	-7%
LD Fixed-to-Mobile (VC2/3)	163	174	200	15%	23%	577	3%	703	3%	22%
Network Usage	241	168	205	22%	-15%	1,035	5%	715	3%	-31%
Data	579	644	673	4%	16%	2,061	10%	2,513	12%	22%
Velox	195	233	260	11%	33%	670	3%	915	4%	37%
Others	384	411	413	0%	8%	1,391	7%	1,597	8%	15%
Public Phones	283	281	267	-5%	-6%	1,111	5%	1,117	5%	1%
Additional Services	141	138	153	11%	9%	547	3%	576	3%	5%
Advanced Voice / Other	53	61	59	-3%	11%	243	1%	236	1%	-3%

Wireless	879	976	1,037	6%	18%	2,754	100%	3,474	100%	26%
Services	586	911	970	6%	65%	1,986	72%	3,156	91%	59%
Subscriptions	134	223	187	-16%	40%	461	17%	746	22%	62%
Outgoing Calls	296	362	420	16%	42%	957	35%	1,403	40%	47%
Domestic/Inter. Roaming	32	27	30	11%	-6%	121	4%	120	3%	-1%
Network Usage	69	223	263	18%	283%	266	10%	610	18%	129%
Data / Value Added	56	75	71	-5%	25%	181	7%	277	8%	53%
Handset Sales	293	65	68	5%	-77%	767	28%	319	9%	-58%

Wireline	5,323	5,189	5,362	3%	1%	20,933	88%	20,758	86%	-1%
Wireless	879	976	1,037	6%	18%	2,754	12%	3,474	14%	26%
Total Gross Revenue	6,202	6,166	6,399	4%	3%	23,686	100%	24,232	100%	2%

Consolidated Net Revenue	4,385	4,310	4,444	3%	1%	16,747	-	16,872	-	1%

Wireline Services

Gross revenues from wireline services increased by 3.3% in the quarter, due to growth in just about every area. The revenue for the year was 0.8% lower than in 2005, affected by:

(a) the reduction in the basic plan tariffs (local basket: -0.51%; and long distance: -2.86%);
(b) the reduction in the local interconnection fee (revenue from network usage), which, as of Jan/06, became a factor of the local tariff (50%); (c) the migration of traffic to the mobile network, which, in addition to reducing the local revenue from “pulses”, led to a reduction in long distance revenues, due to the reduced number of local tariff areas in the mobile network;

Local Services

• Fixed-to-Fixed (monthly subscription, traffic, installation fee):

The increase of 1.5%, in the quarter, and the decline of 2.4%, for the year, result from:

=> Monthly subscription fees: revenue up 2.3% compared to the 3Q06, mainly due to customers signing up to alternative plans (minutes plans), which generate on average higher subscription revenues. The full year’s revenue from monthly subscription fees was practically the same as in 2005 (+0.2%).

=> Pulses: revenue down 0.8% in relation to the previous quarter, due to the reduction in traffic resulting mainly from the fewer working days in this quarter (-3.2%). Compared to 2005, there was a fall of 7.9% in the revenue from pulses, due to the migration from fixed network calls to mobile network calls and from dial-up Internet access to broadband access. Another influence was an increase in subscriptions to alternative plans in minutes that have a higher level of traffic allowance than does the basic plan, resulting in higher revenue with subscription and lower with pulses.

· Fixed-to-Mobile (VC1):

Revenue was up 8.0% in relation to that of the 3Q06, mainly due to increased traffic resulting from the relatively higher price of mobile calls, brought about by the return to the system of “full billing” on local calls between mobile operators in Jul/06. The revenue was relatively stable, year-on-year (-0.5%), and it should be pointed out that there was no tariff adjustment for this service in 2006.

Long Distance Services (LD)

• Domestic and International LD:

The 0.7% decline in relation to the previous quarter is the result of a fall in traffic, due to the fewer working days in the 4Q06. For the full year 2006, the 6.8% drop is due to the lower level of traffic caused by the migration to the mobile network, plus the regulatory reduction (-2.86%) in the basket of long distance tariffs in Jul/06.

• Fixed-to-Mobile LD (VC2/3):

The 14.9% rise in comparison with the previous quarter was due to increased traffic during the period. The increase of 21.9% for the full year 2006 was influenced by the increased traffic and the tariff adjustment in Mar/06 (+7.99%).

Remuneration for Network Usage:

The interconnection revenue saw an increase of 22.0% in relation to the 3Q06, basically as a result of TMAR winning various claims with other telcos. The reduction of 30.9% for the full year is largely due to the decrease in the local interconnection fee with the fixed network (TU-RL), as determined in the renewal of the concession contract and in effect since Jan/06.

Data Communication Services:

The growth in revenue from Oi Velox (ADSL) was the main driver behind the 4.4% overall increase in this segment during the quarter.

In the full year 2006, the revenue from data communication services increased by 21.9%, reflecting the growth in the ADSL customer base. The revenue from Oi Velox jumped by 36.7% in 2006, accounting for 36.4% of all data communication revenues in the year (32.5% in 2005).

Public Telephones:

There was a drop of 5.1% in comparison with the 3Q06, due to a decline in phone card sales in the quarter. Revenues for 2006 remained stable in relation to 2005.

Wireless Services

Gross revenues from wireless services rose by 6.2% in the quarter and by 26.2% year on year, mainly due to increased traffic and the impact of the full billing system. The highlight for the year was the 58.8% increase in services revenue, due to the growth in the customer base and to the new billing system (full billing), introduced as from Jul/06. Revenues from handset sales, on the other hand, was down 58.5%, as a result of Oi’s strategy for the pre-paid segment of selling the “sim card” alone.

The remuneration for network usage during the quarter, of R$ 263 million – after excluding
R$ 201 million received from TMAR - was 17.7% higher than in the previous quarter, due to:

(a) Oi´s success in winning disputes to other companies;
(b) increased traffic; and
(c) the full impact of the change in the billing system.

The drop in revenue from handset sales is due, as mentioned earlier, to the company’s strategy to reduce the acquisition cost (subsidies, commissions, logistics, etc) of customers on pre-paid plans, giving priority in this segment to sale of the “sim card”. For this reason, this revenue dropped by 58.5% in 2006, in comparison with the previous year. Nevertheless, the average base of customers on pre-paid plans continued to show strong growth in the year (37.3%).

Gross revenues of Oi (TNL- PCS) for the quarter amounted to R$ 1,416 million and the net revenue came to R$ 1,021 million. The increase in taxes and deductions was due to an adjustment to discounts in the corporate segment relating to previous periods (R$ 50 million). Without this impact, Oi’s net revenue in the 4Q06 would have been R$ 1,071 million (+9.7%) and the average revenue per customer (ARPU) would have been R$ 23.4.

Oi’s total gross revenue for the year came to R$ 4,849 million (+29.1%), while net revenue totaled R$ 3,555 million (+24.0%).

OPERATING EXPENSES

The principal change in the quarter was in “other operating expenses” (+R$ 109 million), as shown below. The highlights of the full year 2006 were: (a) increased spending on interconnection (R$ 398 million), due to the new system of billing between mobile companies (fullbilling); (b) heavier spending on network maintenance (R$ 332 million); (c) the concession renewal fee (R$ 139 million); (d) the reduced cost of handset sales (R$ 257 million).

Table 3 - Operating Expenses

	Quarter					Year
Item - R$ million	4Q05	3Q06	4Q06	Change %		2005	%	2006	%	Chg. %
				QoQ	YoY
Interconnection	588	794	782	-2%	33%	2,394	24%	2,792	26%	17%
Personnel	153	161	167	4%	9%	594	6%	646	6%	9%
Materials	90	73	76	4%	-16%	350	4%	305	3%	-13%
Handset Costs/Other (COGS)	310	138	189	37%	-39%	835	8%	578	5%	-31%
Third-Party Services	983	995	975	-2%	-1%	3,503	35%	3,866	36%	10%
Marketing	89	66	76	15%	-15%	292	3%	310	3%	6%
Rent and Insurance	141	186	177	-5%	26%	612	6%	703	7%	15%
Provision for Doubtful Accounts	104	94	137	46%	32%	506	5%	475	4%	-6%
Other Operating Expenses (Revenue), Net	243	253	362	43%	49%	895	9%	1,095	10%	22%
TOTAL	2,701	2,759	2,940	7%	9%	9,982	100%	10,770	100%	8%

Interconnection:

Interconnection costs declined 1.5% from 3Q06, mainly due to the impact of winning disputes with other operators.

During 2006, the cost of interconnection rose by 16.6%, influenced by the reintroduction of the fullbilling system between mobile operators, and represented 26% of the total operating expenses (24% in 2005).

Personnel:

There was an increase of R$ 6 million (3.7%), compared to the 3Q06, reflecting the adjustment of spending on thirteenth salary and food vouchers, as a result of the collective labor agreement signed in December.

The increase for the full year 2006 amounted to R$ 52 million (8.8%), when compared to 2005, despite a 6.2% staff reduction, as a result of the job and wage review carried out in the 4Q05.

In December 06, the company  registered 7,098 direct employees,  representing a reduction of 2.7%  in the quarter and 6.2% in relation to the previous year.

Handset costs and others (COGS):

The increase of R$ 51 million in comparison with the 3Q06 is basically due to the increased expense of amortizing subsidies on post-paid handsets. Because of the fewer post-paid plans activated in the 4Q06, compared with the previous quarter, the amount amortized (relating to handsets activated in the previous 12 months) was R$ 43 million higher than the deferred amount in quarter.

Third-Party Services:

There was a reduction of 2.0% (R$ 20 million) in relation to the 3Q06, due to reduced spending on network maintenance (R$ 21 million), sales commissions (R$ 12 million) and the call center
(R$ 9 million), partially offset by increased spending on data processing (R$ 19 million).

The overall increase of 10.4% for the full year 2006 was mainly due to additional spending on network maintenance (R$ 332 million), as a result of the expansion of the broadband and mobile platforms and the renegotiation of contracts in the 4Q05, which came into effect in 2006.

Table 4 – Third-Party Services

	Quarter					Year
Item - R$ Million	4Q05	3Q06	4Q06	Change		2005	2006	Chg.
				QoQ	YoY
Network Maintenance (COS - Cost of Services)	289	357	336	-21	47	1,046	1,378	332
Sales Commissions and Expenses (Selling Exp.)	163	139	127	-12	-36	580	528	-52
Postage and Collection (Selling Exp.)	102	88	89	1	-13	372	357	-15
Electricity (COS / G&A)	72	81	83	2	11	277	317	40
Data Processing (COS / G&A)	36	36	55	19	19	155	162	7
Call Center Operations (Selling Exp.)	109	96	87	-9	-22	388	391	3
Consulting and Legal Services (COS / G&A)	57	76	71	-5	14	189	255	66
Printing and Clearing (Selling Exp.)	17	15	15	0	-2	62	59	-3
Others	138	106	112	6	-26	434	418	-16
Total	983	995	975	-20	-8	3,503	3,866	363

Marketing:

The 15.2% increase in comparison with the 3Q06 resulted from higher spending on publicity, cultural sponsorship and events. Marketing expenses in 2006 were up by 6.2% over the previous year, equivalent to 1.8% of consolidated net revenue (1.7% in 2005), influenced mainly by spending on cultural sponsorship.

Provision for Doubtful Accounts:

These represented 2.1% of the consolidated gross revenue in the quarter (1.5% in the 3Q06). This increase during the quarter was largely due to TMAR’s accounting recognition of losses on services billed by third parties (co-billing). However, in the full year 2006, there was a reduction of 6.1% in these provisions, representing 2.0% of the gross revenue, against 2.1% in 2005.

Other Operating Expenses (Revenue):

The 43.1% increase in the net figure for other expenses, in relation to the 3Q06, was the result of increased provisions for contingencies (+R$ 133 million), largely due to:

(a) tax provisions (R$ 120 million), principally in relation to ICMS tax assessments and other legal processes;
(b) liabilities with regard to the regulator Anatel (R$ 53 million);
(c) a reduction in labor provisions (-R$ 31 million).

The increase of R$ 200 million (+22.3%) for the full year 2006 was largely due to a provision for the concession contract renewal fee (+R$ 139 million) and to provisions for tax contingencies (+R$ 82 million).

EBITDA, NET FINANCIAL INCOME AND NET EARNINGS

Table 5– EBITDA, EBITDA Margin and Earnings per Share

	Quarter					Year
	4Q05	3Q06	4Q06	Change		2005	2006	Chg
				QoQ	Yoy
TNL Consolidated EBITDA	1,685	1,551	1,504	-3%	-11%	6,765	6,102	-10%
Margin %	38.4%	36.0%	33.8%	-2.2 p.p.	-4.6 p.p.	40.4%	36.2%	-4.2 p.p.

Net Earnings (R$ Mn)	416	270	613	127%	47%	1,114	1,310	18%
Earnings per Share (R$)	1.090	0.706	1.605	127%	47%	2.916	3.428	18%
Earnings per ADR (US$)	0.484	0.325	0.746	130%	54%	1.198	1.575	31%

TMAR Parent Company EBITDA	1,581	1,470	1,423	-3%	-10%	6,228	5,721	-8%
Margin %	42.7%	40.8%	39.1%	-1.7 p.p.	-3.6 p.p.	42.6%	40.0%	-2.6 p.p.

Net Earnings (R$ Mn)	522	376	558	48%	7%	1,717	1,615	-6%

Oi EBITDA	107	95	94	-1%	-12%	460	439	-5%
Margin %	12.0%	9.7%	9.2%	-0.5 p.p.	-2.8 p.p.	16.1%	12.3%	-3.8 p.p.

Net Earnings (R$ Mn)	111	-45	211	-569%	90%	11	138	1155%

EBITDA

The consolidated EBITDA was 3.0% lower than that of the previous quarter, with a margin of 33.8% (36.0% in the 3Q06). The EBITDA was strongly affected by the increased provisions for contingencies (R$ 133 million), as mentioned under the item “other operating expenses”.

Over the full year, the main factors affecting the change in the consolidated EBITDA (-9.8%) were:

(1) On the revenue side:

(a) the regulatory reduction in the network usage fee (TU-RL), which came into effect as of Jan/06;
(b) the regulatory reduction in the local service and long distance tariffs, starting Jul/06;
(c) a decline in local and long-distance services traffic, as a result of the migration of voice traffic to the mobile network and of dial-up Internet access to broadband access;

(2) On the cost side:

(a) network maintenance services, in support of the expansion of mobile and broadband services, as well as the change in the contractors’ profile since the end of 2005;
(b) provision for the concession renewal fee;
(c) provision for write-offs of obsolete handsets
(d) sundry items, such as rents and insurance, consulting and legal fees, and electricity;

TMAR (parent company) recorded EBITDA of R$ 1,423 million for the quarter, with a margin of 39.1% (40.8% in the 3Q06).

Oi recorded EBITDA of R$ 94 million for the quarter, with a margin of 9.2% (9.7% in the 3Q06).
Excluding the impact of the adjustment in net revenue for previous periods, mentioned earlier, Oi’s EBITDA would have been R$ 144 million for the quarter, with a margin of 13.5%.

Net Financial Income (Expenses)

The company recorded net financial expenses of R$ 254 million in 4Q06, down 21.4% from 3Q06 and 40.8% compared to 2005, as shown below:

Table 6– Net Financial Income (Expenses)

	Quarter					Year
R$ million	4Q05	3Q06	4Q06	Chg. %		2005	2006	Chg. %
				QoQ	YoY
Financial Income	207	174	210	21%	1%	908	732	-19%
Interest on financial investments	128	79	95	20%	-26%	543	362	-33%
Other financial income	79	95	115	21%	46%	366	370	1%
Financial Expenses	(636)	(497)	(464)	7%	27%	(2,524)	(2,022)	20%
Interest on loans and financing	(176)	(179)	(170)	5%	3%	(765)	(732)	4%
Foreign exchange effect on loans and financing	(199)	(97)	(62)	36%	69%	(758)	(400)	47%
Monetary and Exchange Variations	(212)	2	63	3050%	130%	836	344	-59%
Currency Swap Results	13	(99)	(125)	-26%	-1062%	(1,594)	(744)	53%
Other Financial Expenses	(261)	(221)	(231)	-5%	11%	(1,001)	(890)	11%
Banking Fees (including CPMF)	(72)	(54)	(59)	-9%	18%	(326)	(232)	29%
Interest on rescheduled taxes (Refis)	(23)	(17)	(15)	12%	35%	(93)	(72)	23%
Monetary restatement of provisions for contingencies	(67)	(76)	(139)	-83%	-107%	(260)	(350)	-35%
IOF, PIS and Cofins taxes on financial income	(33)	(24)	(1)	96%	97%	(111)	(67)	40%
Others	(65)	(50)	(17)	66%	74%	(211)	(169)	20%
Net Financial Income (Expenses)	(429)	(323)	(254)	21%	41%	(1,616)	(1,290)	20%

Financial income was up by R$ 36 million, in relation to that of the previous quarter, due to the company’s larger cash balance during the period and the monetary correction of tax credits. For the full year, the financial income was down 19.3% compared to that of 2005, due to lower interest rates and a lower average cash balance over the period.

Financial expenses totaled R$ 464 million in the 4Q06, a reduction of 6.6% in relation to the 3Q06 and down 19.9% compared to the 4Q05, with details shown in the following items:

Interest on loans and financing amounted to R$ 170 million, a reduction of R$ 9 million in the quarter, as a result of lower average interest rates (CDI) during the period.

For the full year, these expenses totaled R$ 732 million, a reduction of R$ 33 million from the previous year’s figure, reflecting the lower balance of debt and lower interest rates over the period.

The foreign exchange effect on loans and financing came to a net expense of R$ 62 million, as a result of:

(a) Monetary and exchange variations yielding a net income of R$ 63 million, with foreign exchange variation income on the company’s debt totaling R$ 67 million and a monetary variation expenses of R$ 4 million;

(b) The results of currency swaps yielding a net expense of R$ 125 million, with the expense of foreign exchange variations totaling R$ 25 million and interest expenses (CDI base) amounting to R$ 100 million.

The foreign exchange impact on the consolidated debt, for the full year, was a net expense of R$ 400 million, which was R$ 358 million lower than the previous year, due to the company’s reduced foreign currency debt.

Other financial expenses totaled R$ 231 million (an increase of R$ 10 million in the quarter), due to increased monetary restatement for contingency provisions.

The reduction for the full year, of R$ 111 million, was due to lower banking fees, reduced discounts and  lower taxes on financial income.

Net Earnings

The company’s consolidated net earnings for the quarter totaled R$ 613 million (+127.5% over the 3Q06), equivalent to R$ 1.61 per share (US$ 0.75 per ADR). This increase was the result of tax credits taken into effect at Oi (TNL-PCS), which came to R$ 292 million.

Net earnings for the full year 2006 amounted to R$ 1,310 million (+17.6% on 2005), equivalent to R$ 3.43 per share (US$ 1.58 per ADR).

The net earnings in the quarter of TMAR (parent company), amounted to R$ 558 million (+48.4% over the 3Q06) and those of Oi came to R$ 211 million.

FINANCIAL POSITION

Debt

The company’s consolidated gross debt at the end of the quarter was 7.3% higher than at the end of Sep/06. Cash and short-term investments amounted to R$ 4,687 million at the end of Dec/06. A breakdown is shown below.

Table 7 – Schedule for the Amortization of Gross Debt

(R$ million)	2007	2008	2009	2010	2011	2012 onwards	Total
Gross Debt amortization	2,092	1,889	1,256	770	2,086	1,477	9,570

Table 8 – Net Debt (end of the period)

R$ million	Dec/05	Mar/06	Jun06	Sep/06	Dec/06	% Gross Debt
Short Term	4,052	3,647	2,482	2,044	2,092	22%
Long Term	5,802	7,374	7,151	6,870	7,478	78%
Total Debt	9,855	11,021	9,634	8,915	9,570	100%
In Local Currency	3,412	5,541	4,216	3,989	4,733	50%
In Foreign Currency	4,490	3,747	3,652	3,522	3,377	35%
Swaps	1,952	1,733	1,766	1,404	1,460	15%
(-) Cash and equivalent	(3,771)	(5,158)	(3,544)	(3,358)	(4,687)	-49%
(=) Net Debt	6,083	5,863	6,090	5,557	4,883	51%

The consolidated net debt, of R$ 4,883 million, is R$ 674 million lower than the figure at the end of the previous quarter (-12.1%) and is R$ 1,200 million down from that at the end of 2005 (-19.7%).

During the quarter, TMAR raised R$ 827 million, of which R$ 810 million was from the Brazilian Development Bank (BNDES), at an average cost of the short-term interest rate (TJLP) + 4.25% p.a.. Amortizations during the period amounted to R$ 400 million, of which R$ 247 million were principal repayments and R$ 153 million represented financial charges.

Cash Flow

The company’s free cash flow for the quarter, after capital expenditures, amounted to R$ 907 million and R$ 3,250 million for the full year 2006. This was down R$ 210 million compared to 2005, largely due to the reduced operational cash flow during the period, which was partially offset by a lower working capital requirement and reduced investment.

Table 9 - Cash Flow

	Quarter			Year
R$ million	4Q05	3Q06	4Q06	2005	2006
(i) Cash Flow from operating activities	1,904.8	1,408.6	1,721.1	5,916.5	5,590.6
Net income for the period	416.4	269.6	613.3	1,114.1	1,310.0
Minority interest in results of operations	94.4	68.0	100.9	329.4	291.9
Adjustments to reconcile net income to net cash:	1,534.8	1,314.0	1,417.5	5,829.4	5,421.9
Interest and monetary variation on loans and financing	437.9	298.0	228.2	1,432.6	1,104.8
Depreciation/Amortization	836.3	776.4	739.5	3,351.1	3,147.2
Contingency Provisions	256.0	203.4	415.8	926.6	1,052.2
Other	4.6	36.3	34.0	119.1	117.7
Change in Working Capital	(140.8)	(243.0)	(410.5)	(1,356.4)	1,433.1
(ii) Cash flow from investing activities	(956.6)	(577.4)	(814.0)	(2,456.0)	(2,340.3)
Cash Flow after investing activities	948.2	831.2	907.2	3,460.5	3,250.4
(iii) Cash flow from financing activities	(1,015.6)	(1,017.1)	427.3	(3,627.0)	(1,389.3)
Cash Flow after financing activities	(67.4)	(185.9)	1,334.4	(166.5)	1,861.0
Payment of Dividends and Interest on Capital	-	(0.7)	(4.7)	(1,321.1)	(944.9)
Share buyback Program	-	-	-	(128.5)	-
Reduction in Cash due to Contax Spin-Off	-	-	-	(85.2)	-
Increase (decrease) in cash and banks	(67.4)	(186.6)	1,329.7	(1,701.2)	811.5
Cash and banks at the beginning of the period	3,838.6	3,544.2	3,357.5	5,472.4	3,771.2
Cash and banks at the end of the period	3,771.2	3,357.5	4,687.2	3,771.2	4,687.2

CAPITAL EXPENDITURES

In 2006, the bulk of the company’s capital expenditures of R$ 2.3 billion (13.7% of net revenue) went into network and general infrastructure improvements, mainly to expand transmission capacity of the mobile network and building up the broadband platform.

Table 10– Capital Expenditures

	Quarter					Year
R$ million	4Q05	1Q06	2Q06	3Q06	4Q06	2005	%	2006	%
Wireline	606	341	328	450	519	1,562	65%	1,639	71%
Growth & Quality	279	149	121	157	166	669	28%	493	26%
Data / Communic. Systems / Other	327	191	207	293	353	893	37%	1,046	45%
Wireless	304	100	156	167	245	835	35%	668	29%
TOTAL	910	441	484	618	764	2,397	100%	1,886	100%

OPERATIONAL AND FINANCIAL INDICATORS

Table 11- Operational and Financial Indicators

Financial Indicators (1)	2004	2005	2006
Net Debt / EBITDA	1.0	0.9	0.8
EBITDA / Net Financial Expenses	4.0	4.2	4.7
Enterprise Value (3)
EV (R$ million)	21,089	22,493	19,829
EV (U$ million)	9,864	10,521	9,275
Market Value (2)
MV (R$ million)	14,547	16,410	14,947
MV (U$ million)	6,804	7,675	6,991
Capex / Net Revenue	13.0%	14.3%	13.7%
Capex / EBITDA	31.6%	35.4%	37.8%
EV / EBITDA	3.2	3.3	3.2
MV / EBITDA	2.2	2.4	2.4
MV / Book Value	1.8	2.1	1.7
P / E	19.4	14.7	11.4

(1) End of Period
(2) Market Value based on ON and PN share prices
(3) Enterprise Value = Market Value + Net Debt

OUTLOOK FOR 2007

Looking ahead to 2007, Oi will continue to face strong competition through its main services. What is more, the rapid evolution of the technology is likely to change the competitive dynamics of the Brazilian telecoms sector.

Nonetheless, we expect economic growth to be slightly up from 2006, while inflation should remain at similar rates and real interest rates will keep falling, all of which should be positively reflected in the performance of the telecom sector.

On the operational side, the total number of fixed lines in service is expected to remain stable, at the same level as at the end of 2006. To this end, we are expanding the offer of alternative plans, customizing services, according to the consumption profile of our clients.

We expect to continue expanding the customer base of the mobile services, though at a slower rate than in previous years. We will maintain the policy of steadily reducing the subsidies on handsets and will focus our commercial activities more on high value post-paid plans. We expect to have close to 15 million subscribers in our mobile customer base by the end of the year.

The customer base for Oi Velox, our broadband service for Internet access, will continue to grow, with the prospect of the added stimulus of cheap computers, which could be an important step towards what is known as ‘digital inclusion’. Hence, we hope to reach the end of 2007 with around 1.4 million subscribers to this service.

The capital expenditures earmarked for 2007 amount to approximately R$ 2.4 billion, of which 20% is to be allocated to wireless services, especially for the expansion of the mobile network’s transmission capacity, and the remaining 80% will go to wireline services, notably for:
(a)  broadening new business opportunities for both voice and data transmission, in view of the expected growth in the customer bases for broadband and mobile services; (b) investments in relation to regulatory requirements; and (c) adaptation and modernization of the company’s networks.

The company will also retain its policy of using its cash flow generation to reduce its net debt while, at the same time, readying itself for potential opportunities to acquire assets or companies in the telecoms sector or related areas. Furthermore, the expected decline in Brazilian real interest rates, together with a reduction in depreciation, should drive up the company’s results in 2007, though possibly leading to the payment of more taxes in relation to the fiscal year.

RECENT AND UPCOMING EVENTS

Proposed Corporate Restructuring

The corporate restructuring process proposed by the company on April 17th, 2006 was rejected by a majority of the preferred shareholders present at the Extraordinary General Shareholders’ Meeting held, at the 3rd call, on December 15, 2006.

A total of 6,484 shareholders and/or their legal representatives were present at the EGM, representing 167,900,708 of the preferred shares, 27% of which are in Brazilian hands and 73% are held by foreigners, (66.7% of the total outstanding) including 81,813,732 ADRs.

More information can be obtained from the minutes of the EGM or from the following link:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=D_ARQUIVO_024&EditeCodigoDaPagina=2664

Dividends and IOC for 2006: TNL and TMAR

The Board of Directors of Tele Norte Leste Participações (TNL) proposes to submit to the Ordinary General Shareholders’ Meeting, to be held in April, the payment of R$ 330 million in dividends/IOC relating to the results in 2006. At the end of the year, a total of R$ 300 million in Interest on Capital (IOC) for 2006 was declared to the shareholders, and the payment is now awaiting OGM approval. In addition, the management will submit for OGM approval the payment of a supplementary dividend, to the sum of R$ 30 million, for the fiscal year 2006, in order to bring the total up to the statutory limit.

Telemar Norte Leste (TMAR) is also proposing to its Ordinary General Shareholders’ Meeting the payment of dividends/IOC for the 2006 fiscal year, amounting to R$ 651 million, of which
R$ 650 million in the form of IOC (already declared and allocated to the shareholders over the course of the year) and R$ 1 million as a supplementary dividend for payment only to the holders of Class “B” preferred share, in order to meet the minimum requirement laid down in the company’s by-laws. Payment of these amounts will occur immediately upon approval by the OGM, which is to be held in April.

There follows a statement of the Interest on Capital declared during the year by TNL and TMAR. It should be pointed out that the shares of the two companies are traded “ex-IOC” as from the dates of the respective declarations.

Table 12 - JCP TNL e TMAR

Telemar Norte Leste (TMAR)
Base Date	Date ex-IOC	Class	Gross Amount per Share (R$)	Total (R$ million)
3/31/2006	4/3/2006	TMAR 3	0.93	234
		TMAR 5	1.02
		TMAR 6	0.93
6/30/2006	7/3/2006	TMAR 3	0.85	214
		TMAR 5	0.94
		TMAR 6	0.85
9/29/2006	10/2/2006	TMAR 3	0.80	202
		TMAR 5	0.88
		TMAR 6	0.80
Total		TMAR 3	2.58	650
		TMAR 5	2.84
		TMAR 6	2.58

Tele Norte Leste Participações (TNL)
Base Date	Date ex-IOC	Class	Gross Amount per Share (R$)	Total (R$ million)
12/29/2007	1/2/2007	TNLP3	0.79	300
		TNLP4	0.79
Total 2006		TNLP3	0.79	300
		TNLP4	0.79

TMAR –BNDES Financing

On November, 2006 Telemar obtained financing from the Brazilian Development Bank (BNDES) amounting to approximately R$ 2.4 billion, of which R$ 1,971 million is earmarked for Telemar Norte Leste and R$ 467 million for Oi.

The loan period is of 90 months, at an average cost of the Short Term Interest Rate (TJLP – presently at 6.5% p.a.) plus 4.25% p.a.. The first disbursement, of R$ 810 million, was received in Nov/06.

TNL – Wage adjustment 2006/2007

The company concluded its wage agreements with the respective trade unions in Dec/06, and these will be effective through 2007. The agreed readjustments were as follows:

Nominal salary (R$)%
from	to
0	5,000.00	2.5%
higher than 5.000,00		-

It is estimated that the wage agreement will have an average impact of 2.1% on the company’s payroll.

TNL /TMAR – Credit Ratings

In February, Standard & Poor´s raised the long term credit ratings of Telemar Norte Leste S.A. (TMAR) and Tele Norte Leste Participações S.A. (TNL) from 'BB' to 'BB+'. According to S&P, this upgrading of the ratings reflects the improvement in Telemar’s financial and operational position in the last few years, which steadily reduced its gross debt, while at the same time sustaining its strong cash generation, despite the general downward trend of the sector’s operating margins.

For more information, please view the link below:
http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=4_ARQUIVO_001&EditeCodigoDaPagina=2753

Agency	Company	Global Scale		Domestic Scale
		Local Currency	Foreing Currency
S&P	TNL	BB+	BB+	brAA+
	TMAR	BB+	BB+	-
Fitch	TNL	BBB-	BB+	AA+(bra)
	TMAR	BBB-	BB+	AA+(bra)
Moody´s	TNL	Baa3	-	-
	TMAR	Baa2	-	-

TNL – New Chairman of the Board

On January 24th, 2007, Mr. José Mauro Mettrau Carneiro da Cunha was chosen to be the new chairman of the Board of Directors of TNL, to replace Mr. Carlos Francisco Ribeiro Jereissati.
For more information, please refer to the minutes of the 284th meeting of the company’s Board of Directors, which are available in our website.

Recoverable Tax Credits

Tele Norte Leste Participações and its subsidiaries have accumulated federal tax credits amounting to R$ 2,316,663 thousand, which may be offset against tax liabilities in future fiscal years. A breakdown is shown below:

Recoverable Tax Credits (R$ '000)	TNL	TMAR	Oi	TOTAL
Deferred Social Contribution	58,122	272,616	134,023	464,761
Deferred Corporate Income Tax	161,545	810,606	381,449	1,353,600
Sundry Taxes	307,871	90,692	99,739	498,302
TOTAL	527,538	1,173,914	615,211	2,316,663

2007 agenda (estimated)

Quarterly Reporting
4Q06
March, 8th	Press Release
March, 9th	Conference Call
1Q07
April, 26th	Press Release
April, 27th	Conference Call
2Q07
July, 26th	Press Release
July, 27th	Conference Call
3Q07
November, 1st	Press Release
Conference Call

Conferences Participation
Date	Place	Sponsor
January, 16th to 19th	Acapulco, Mx	Santander
March, 6th	SP	UBS Pactual
March, 28th and 29th	NY	CitiGroup
June	Laguna, USA	Merrill Lynch
August	Campos do Jordão, SP	Santander
September	NY	Deutsche Bank
September	London	Morgan Stanley
September	SP	Bear Sterns
September	NY	JP Morgan
November	NY	UBS

APIMEC
August	RJ, SP and PA
November	DF, BH and NE

Oi – Fire Causes Total Loss of Inventory

On January 19th, 2007, there was a fire at the Oi warehouse where the material (mobile handsets, sim cards and accessories) for sale in Rio de Janeiro is stored. The warehouse is run by Transportadora Cometa S/A.

The document issued by the local fire department on January 30th, 2007 appraised the damages as total loss of inventory. Oi is insured against fire and has already initiated the procedure for resolution of the claim.

It has not yet been possible to assess the financial impact of the fire on the company’s results.

OI – New Contracts, Products and Services

Oi Paggo

Oi Paggo is a pioneering product in Brazil, which allows customers to make purchases over their Oi mobile phones from a network of stores authorized by Paggo. The transfer of data between the Oi customer’s phone (Oi Cartão and Oi Conta) and that of the commercial establishment, using SMS (text messaging), takes just an instant. The service is already available at more than 700 establishments in 3 different states (Rio de Janeiro, Rio Grande do Norte and Minas Gerais).

The new product is good for the storeowners, who pay a sales commission that is lower than the present market norm, while customers do not need to pay an annual fee, just the cost of the statements (R$ 2.50) issued for those months when they use the product to make purchases.

Oi with SKY + DirectTV for the joint provision of services

On February 12th, 2007 Oi and SKY+DIRECTV unveiled a commercial agreement for the joint selling and discounting of their services.

Through this partnership, consumers can obtain significant discounts when acquiring combined packages of digital pay-TV (operated by SKY+DIRECTV) and telecoms (broadband/internet, fixed, mobile and long-distance telephony) services.

These services are to be initially launched in Rio de Janeiro and Niterói. Once the first phase is complete, such services are expected to be gradually extended, depending on demand.

Oi Flex

On February 23rd, 2007, Oi launched Oi Flex – a service combining all the advantages of both fixed and mobile telephony. This product enables the customer to make and receive phone calls at home paying local rates as if using a fixed telephone. Outside the residential space, mobile rates apply. This novelty further reinforces the company’s strategy for the convergence of telecoms services.

Oi Flex may be acquired by existing or new customers of Oi, on pre or post-paid plans. The Kit, with access point and Motorola V3 handset, costs R$ 1,049 under the pre-paid plan or R$ 779 under the post-paid plans. Existing customers on post-paid plans and new customers with the right profile can acquire their kits at discounts ranging from R$ 150 to R$ 1,000, according to the type of plan or consumer profile and subject to a 24-month contract.

For more information, please visit our websites: www.oi.com.br

FINANCIAL STATEMENTS

TNL (CONSOLIDATED)

R$ million	4Q05	3Q06	4Q06	2005	2006
Wireline Services Revenues	5,323.0	5,189.4	5,362.0	20,932.7	20,757.9
Local Services	3,087.7	2,974.2	3,061.3	12,140.3	11,898.8
Subscription Charges	1,687.6	1,653.3	1,691.4	6,644.7	6,660.9
Pulses	682.3	630.5	625.5	2,690.7	2,477.4
Installation Fees	7.3	21.6	23.9	39.6	69.2
Collect Calls	18.5	5.5	5.4	82.1	34.9
Other Local Revenues	4.7	0.9	0.1	20.7	6.5
Fixed-to-Mobile (VC1)	687.4	662.4	715.1	2,662.5	2,650.0
Long Distance	939.4	922.9	943.5	3,795.1	3,702.9
Intra-State	451.0	438.2	434.4	1,886.5	1,748.8
Inter-State	143.3	121.7	121.0	597.7	502.3
Inter-Regional	160.8	170.4	167.3	652.7	670.1
International	21.3	18.5	20.6	81.2	78.6
Fixed-to-Mobile (VC2 and VC3)	163.0	174.3	200.3	577.0	703.1
Advanced Voice	52.5	61.2	59.0	239.9	234.2
Public Telephones	282.9	281.2	266.9	1,111.1	1,117.1
Additional Services	140.6	137.8	153.2	547.0	575.5
Network Usage Remuneration	240.6	168.2	205.2	1,035.4	715.2
Data Transmission Services	578.9	644.0	672.6	2,061.0	2,512.8
ADSL (Velox)	195.4	233.0	259.6	669.5	915.4
Leased Lines (EILD)	117.0	138.8	135.8	401.1	521.0
Leased Lines (SLDD/SLDA)	67.7	66.6	66.6	283.3	279.7
IP Services	79.9	58.9	61.5	261.8	229.2
Packet switch and frame relay	64.5	64.9	66.5	249.2	263.9
Other Data Services	54.5	81.7	82.5	196.0	303.5
Other Wireline Services	0.4	0.0	0.4	2.8	1.4
Wireless Services Revenues	879.3	976.3	1,037.1	2,753.8	3,474.3
Subscription Charges	133.7	222.9	186.7	461.3	746.4
Outgoing Calls	295.6	362.4	419.8	957.0	1,403.0
Domestic/International Roaming	32.0	27.3	29.6	120.9	119.8
Network Usage Remuneration	68.7	223.5	263.0	266.0	609.6
Data / Value Added Services	56.3	75.0	70.5	181.2	276.8
Handset Sales	293.0	65.2	67.5	767.3	318.8
Gross Operating Revenue	6,202.3	6,165.7	6,399.0	23,686.5	24,232.2
Taxes and Deductions	1,816.8	1,855.3	1,955.1	6,939.1	7,360.4
Net Operating Revenue	4,385.5	4,310.4	4,443.9	16,747.4	16,871.8
Operating Expenses	2,700.7	2,759.3	2,939.9	9,982.0	10,769.8
Cost of Services	687.3	829.8	802.2	2,637.1	3,227.6
Cost of Goods Sold	309.5	137.7	188.8	835.5	578.4
Interconnection Costs	588.0	793.8	781.6	2,393.5	2,792.3
Selling Expenses	703.5	607.3	651.4	2,623.7	2,544.3
General and Administrative Expenses	245.5	258.8	273.8	856.5	1,004.8
Other Operating Expenses (Revenue), net	166.8	131.9	242.1	635.6	622.3
EBITDA	1,684.8	1,551.1	1,504.0	6,765.4	6,102.1
Margin %	38.4%	36.0%	33.8%	40.4%	36.2%
Equity Accounting	(61.6)	(46.9)	(48.7)	(54.0)	(163.3)
Depreciation and Amortization	836.3	776.3	739.5	3,351.1	3,147.1
EBIT	910.0	821.7	813.2	3,468.3	3,118.3
Financial Expenses	636.1	497.0	464.3	2,524.3	2,022.3
Financial Income	207.2	174.3	210.5	908.2	732.7
Non-operating Expenses (Revenue)	23.9	7.7	14.0	37.5	16.7
Income Before Tax and Social Contribution	457.2	491.4	545.5	1,814.7	1,811.9
Income Tax and Social Contribution	(53.5)	153.8	(168.6)	371.2	210.0
Minority Interest	94.4	68.0	100.9	329.4	291.9
Net Income	416.4	269.6	613.3	1,114.1	1,310.0
Margin %	9.5%	6.3%	13.8%	6.7%	7.8%

Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	1.090	0.706	1.605	2.916	3.428
Income per ADR (US$)	0.484	0.325	0.746	1.198	1.575

TMAR (CONSOLIDATED)

R$ million	4Q05	3Q06	4Q06	2005	2006
Wireline Services Revenues	5,329.8	5,189.4	5,362.0	20,951.7	20,757.9
Local Services	3,087.7	2,974.2	3,061.3	12,140.3	11,898.8
Subscription Charges	1,687.6	1,653.3	1,691.4	6,644.7	6,660.9
Pulses	682.3	630.5	625.5	2,690.7	2,477.4
Installation Fees	7.3	21.6	23.9	39.6	69.2
Collect Calls	18.5	5.5	5.4	82.1	34.9
Other Local Revenues	4.7	0.9	0.1	20.7	6.5
Fixed-to-Mobile (VC1)	687.4	662.4	715.1	2,662.5	2,650.0
Long Distance	939.4	922.9	943.5	3,795.1	3,702.9
Intra-State	451.0	438.2	434.4	1,886.5	1,748.8
Inter-State	143.3	121.7	121.0	597.7	502.3
Inter-Regional	160.8	170.4	167.3	652.7	670.1
International	21.3	18.5	20.6	81.2	78.6
Fixed-to-Mobile (VC2 and VC3)	163.0	174.3	200.3	577.0	703.1
Advanced Voice	52.5	61.2	59.0	239.9	234.2
Public Telephones	282.9	281.2	266.9	1,111.1	1,117.1
Additional Services	140.6	137.8	153.2	547.0	575.5
Network Usage Remuneration	240.6	168.2	205.2	1,035.4	715.2
Data Transmission Services	585.7	644.0	672.6	2,080.0	2,512.8
Other	0.4	0.0	0.4	2.8	1.4
Wireless Services Revenues	879.3	976.3	1,037.1	2,753.8	3,474.3
Subscription Charges	133.7	222.9	186.7	461.3	746.4
Outgoing Calls	295.6	362.4	419.8	957.0	1,403.0
Domestic/International Roaming	32.0	27.3	29.6	120.9	119.8
Network Usage Remuneration	68.7	223.5	263.0	266.0	609.6
Data / Value Added Services	56.3	75.0	70.5	181.2	276.8
Handset Sales	293.0	65.2	67.5	767.3	318.8
Gross Operating Revenue	6,209.1	6,165.7	6,399.0	23,705.5	24,232.2
Taxes and Deductions	1,817.7	1,855.3	1,955.1	6,941.1	7,360.4
Net Operating Revenue	4,391.4	4,310.4	4,443.9	16,764.4	16,871.8
Operating Expenses	2,704.0	2,742.4	2,931.1	10,069.4	10,721.4
Cost of Services Provided	687.2	829.7	802.1	2,654.1	3,227.5
Cost of Goods Sold	309.5	137.7	188.8	835.5	578.4
Interconnection Costs	588.0	793.8	781.6	2,393.5	2,792.3
Selling Expenses	734.7	607.2	650.5	2,780.2	2,540.8
General and Administrative Expenses	234.6	248.3	258.3	824.9	959.3
Other Operting Expenses (Revenue), net	149.9	125.6	249.7	581.1	623.1
EBITDA	1,687.4	1,568.0	1,512.8	6,695.0	6,150.5
Margin %	38.4%	36.4%	34.0%	39.9%	36.5%
Equity Accounting	0.3	0.2	0.2	1.3	0.8
Depreciation and Amortization	849.9	790.9	754.5	3,404.9	3,205.4
EBIT	837.2	776.8	758.1	3,288.8	2,944.3
Financial Expenses	508.0	439.9	441.9	1,874.6	1,747.2
Financial Income	143.3	167.9	189.8	627.0	644.6
Non-operating Expenses (Revenue)	37.3	7.2	8.1	52.6	10.1
Income Before Tax and Social Contribution	435.3	497.6	497.9	1,988.7	1,831.5
Income Tax and Social Contribution	(86.8)	121.7	(60.2)	271.7	217.0
Net Income	522.1	376.0	558.0	1,716.9	1,614.5
Margin %	11.9%	8.7%	12.6%	10.2%	9.6%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	2.188	1.576	2.339	7.195	6.766

TMAR (PARENT COMPANY)

R$ million	4Q05	3Q06	4Q06	2005	2006
Local Services	3,092.6	2,999.1	3,054.4	12,146.4	11,942.2
Subscription Charges	1,688.4	1,668.5	1,686.6	6,646.1	6,688.4
Pulses	685.5	635.4	624.7	2,694.3	2,484.5
Installation Fees	7.3	21.6	23.9	39.6	69.2
Collect Calls	18.5	5.5	5.4	82.1	34.9
Other Local Revenues	4.7	0.4	0.1	20.7	6.0
Fixed-to-Mobile (VC1)	688.2	667.7	713.7	2,663.6	2,659.3
Long Distance	880.9	876.5	864.8	3,578.3	3,457.6
Intra-State	434.5	428.4	408.9	1,824.2	1,680.1
Inter-State	143.1	121.4	120.6	596.7	500.9
Inter-Regional	150.7	160.7	151.1	620.5	616.7
Fixed-to-Mobile (VC2 and VC3)	152.7	166.0	184.2	536.9	659.8
Advanced Voice	61.1	61.2	59.8	257.9	238.9
Public Telephones	282.9	281.2	266.9	1,111.1	1,117.1
Additional Services	141.2	138.3	153.7	549.3	578.1
Network Usage Remuneration	232.9	173.8	201.1	1,054.8	727.0
Data Transmission Services	537.6	594.9	616.7	1,936.1	2,332.8
Other	0.3	0.3	0.4	2.0	1.4
Gross Operating Revenue	5,229.5	5,125.3	5,217.8	20,635.9	20,395.0
Taxes and Deductions	1,530.3	1,523.2	1,576.0	6,019.2	6,098.2
Net Operating Revenue	3,699.3	3,602.1	3,641.8	14,616.6	14,296.9
Operating Expenses	2,118.8	2,131.7	2,219.3	8,388.5	8,575.7
Cost of Services Provided	570.5	676.1	656.7	2,263.9	2,644.2
Interconnection Costs	699.4	723.4	710.1	2,864.5	2,858.3
Selling Expenses	511.1	395.8	458.5	2,031.7	1,725.9
General and Administrative Expenses	200.0	214.9	217.1	691.3	820.8
Other Operating Expenses (Revenue), net	137.8	121.4	176.9	537.1	526.5
EBITDA	1,580.5	1,470.4	1,422.6	6,228.1	5,721.1
Margin %	42.7%	40.8%	39.1%	42.6%	40.0%
Equity Accounting	(109.2)	45.5	(204.8)	(52.9)	(116.0)
Depreciation and Amortization	696.7	621.9	579.7	2,828.4	2,538.2
EBIT	993.0	803.0	1,047.7	3,452.7	3,298.9
Financial Expenses	458.7	407.7	414.1	1,633.5	1,613.8
Financial Income	72.4	107.6	133.5	311.2	411.8
Non-operating Expenses (Revenue)	5.9	6.6	7.5	16.2	8.2
Income Before Tax and Social Contribution	600.8	496.3	759.7	2,114.1	2,088.7
Income Tax and Social Contribution	78.7	120.3	201.6	397.2	474.1
Net Income	522.1	376.0	558.0	1,716.9	1,614.5
Margin %	14.1%	10.4%	15.3%	11.7%	11.3%

TNL PCS (OI)

R$ million	4Q05	3Q06	4Q06	2005	2006
Wireless Services Revenues	1,048.5	1,159.1	1,238.8	3,404.0	4,206.3
Subscription	133.7	222.9	186.7	461.3	746.4
Outgoing Calls	295.6	362.4	419.8	964.5	1,403.0
Domestic/Internacional Roaming	32.0	27.3	29.6	120.9	119.8
Network Usage Remuneration	237.6	406.1	464.7	907.1	1,341.1
Data / Value Added	56.5	75.0	70.5	182.1	276.8
Other SMP Services	0.1	0.1	0.0	0.8	0.5
Handset Sales	293.0	65.2	67.5	767.3	318.8
LD/Advanced Voice Service/Network* Revenues	126.5	149.3	176.9	353.1	643.2
Gross Operating Revenue	1,175.0	1,308.4	1,415.7	3,757.2	4,849.4
Taxes and Deductions	287.7	332.4	394.6	890.1	1,294.5
Net Operating Revenue	887.4	976.0	1,021.1	2,867.1	3,554.9
Operating Expenses	780.6	880.9	926.9	2,406.9	3,115.9
Cost of Services Provided	163.6	210.3	190.5	560.5	807.4
Cost of Goods Sold	309.5	137.7	188.8	835.5	578.4
Interconnection Costs	66.5	274.8	293.2	245.8	747.5
Selling Expenses	232.5	280.8	212.5	754.8	985.1
General and Administrative Expenses	34.5	31.0	38.8	126.9	129.6
Other Operating Expenses (Revenue), net	(25.9)	(53.7)	3.1	(116.6)	(132.1)
EBITDA	106.7	95.1	94.2	460.2	439.0
Margin %	12.0%	9.7%	9.2%	16.1%	12.3%
Depreciation and Amortization	149.6	167.9	173.6	547.8	662.5
EBIT	(42.9)	(72.8)	(79.4)	(87.6)	(223.5)
Financial Expenses	61.5	32.2	27.0	289.9	143.2
Financial Income	73.1	61.6	55.5	244.3	247.7
Non-operating Expenses	30.0	0.6	0.6	30.6	1.9
Income Before Tax and Social Contribution	(61.3)	(44.0)	(51.6)	(163.8)	(120.9)
Income Tax and Social Contribution	(172.5)	1.0	(262.4)	(174.8)	(259.0)
Net Income	111.2	(45.0)	210.9	11.0	138.1
Margem %	12.5%	-4.6%	20.7%	0.4%	3.9%

(*) - Refers to Pegasus, incorporated on November 30, 2005

TNL (CONSOLIDATED)

R$ million	12/31/2005	9/30/2006	12/31/2006
TOTAL ASSETS	27,161	26,257	27,791
Current	9,839	9,105	10,374
Cash and Short-Term Inv.	3,771	3,358	4,687
Accounts Receivable	3,711	3,814	3,804
Recoverable Taxes	1,607	1,137	1,170
Inventories	159	218	171
Other Current Assets	590	579	542
Non-Current Assets	17,322	17,151	17,416
Long Term	2,920	3,653	3,908
Recoverable and Deferred Taxes	1,673	1,761	2,135
Other	1,247	1,892	1,773
Permanent	14,402	13,498	13,508
Investments	164	115	97
Property Plant and Equipment	12,518	11,660	11,733
Intagible Assets	1,294	1,342	1,309
Deferred Assets	426	380	369

R$ million	12/31/2005	9/30/2006	12/31/2006
TOTAL LIABILITIES	27,161	26,257	27,791
Current	8,512	5,389	5,886
Suppliers	1,802	1,855	1,971
Loans and Financing	4,052	2,044	2,092
Payroll and Related Accruals	130	166	138
Payable Taxes	1,342	903	960
Dividends Payable	1,068	249	554
Other Accounts Payable	117	172	170
Non-Current Liabilities	8,725	10,147	10,790
Long Term	8,704	10,132	10,777
Loans and Financing	5,802	6,870	7,478
Payable and Deferred Taxes	947	976	965
Contingency Provisions	1,834	2,175	2,224
Other Accounts Payable	121	111	109
Unrealized Earnings	21	15	13
Minority Interest	1,945	2,045	2,156
Shareholders' Equity	7,979	8,676	8,959

TMAR (CONSOLIDATED)

R$ million	12/31/05	9/30/06	12/31/06
TOTAL ASSETS	24,688	25,064	26,617
Current	7,302	7,981	9,328
Cash and Short-Term Inv.	1,600	2,598	3,999
Accounts Receivable	3,719	3,815	3,808
Recoverable and Deferred Taxes	1,239	775	814
Inventories	159	218	171
Other Current Assets	585	575	536

Non-Current Assets	17,386	17,083	17,289
Long Term	2,641	3,279	3,487
Recoverable and Deferred Taxes	1,502	1,625	1,956
Other	1,139	1,654	1,531

Permanent	14,745	13,803	13,802
Investments	536	442	407
Property Plant and Equipment	12,493	11,647	11,729
Intagible Assets	1,290	1,339	1,306
Deferred	425	376	360

R$ million	12/31/05	9/30/06	12/31/06
TOTAL LIABILITIES	24,688	25,064	26,617
Current	6,571	5,337	5,630
Suppliers	1,797	1,850	1,965
Loans and Financing	2,245	1,651	1,726
Payroll and Related Accruals	129	165	137
Payable Taxes	1,222	805	917
Dividends Payable	1,058	689	709
Other Accounts Payable	120	177	177
Non-Current Liabilities	7,356	8,416	9,059
Long Term	7,335	8,401	9,046
Loans and Financing	4,664	5,365	5,969
Payable Taxes	793	823	813
Contingency Provisions	1,830	2,174	2,223
Other Accounts Payable	48	40	40

Unrealized Earnings	21	15	13

Shareholders' Equity	10,760	11,312	11,929

TMAR CONTROLADORA

R$ million	12/31/05	9/30/06	12/31/06
TOTAL ASSETS	24,298	24,113	25,494
Current	4,791	4,940	6,228
Cash and Short-Term Inv.	414	1,143	2,444
Accounts Receivable	3,120	3,079	3,114
Recoverable and Deferred Taxes	991	506	507
Inventories	32	41	39
Other Current Assets	235	171	124

Non-Current Assets	19,507	19,173	19,266
Long Term	1,944	2,556	2,512
Recoverable and Deferred Taxes	894	1,030	1,095
Other	1,050	1,526	1,418

Permanent	17,563	16,617	16,754
Investments	8,153	8,004	8,176
Property Plant and Equipment	9,202	8,285	8,274
Intagible Assets	209	328	304

R$ million	12/31/05	9/30/06	12/31/06
TOTAL LIABILITIES	24,298	24,113	25,494
Current	5,802	4,490	4,670
Suppliers	1,198	1,272	1,299
Loans and Financing	2,245	1,650	1,725
Payroll and Related Accruals	105	137	114
Payable Taxes	1,087	680	752
Dividends Payable	1,058	689	709
Other Accounts Payable	108	62	71
Non-Current Liabilities	7,736	8,311	8,895
Long Term	7,736	8,311	8,895
Loans and Financing	5,114	5,352	5,958
Payable Taxes	788	804	797
Contingency Provisions	1,813	2,142	2,126
Other Accounts Payable	20	13	14

Shareholders' Equity	10,760	11,312	11,929

TNL PCS (OI)

R$ million	12/31/05	9/30/06	12/31/06
TOTAL ASSETS	8,514	8,571	8,934
Current	2,545	3,187	3,225
Cash and Short-Term Inv.	1,183	1,447	1,551
Accounts Receivable	682	904	831
Recoverable and Deferred Taxes	186	252	300
Inventories	128	177	132
Other Current Assets	367	407	411

Non-Current Assets	5,969	5,384	5,709
Long Term	1,210	669	927
Recoverable and Deferred Taxes	668	595	860
Loans and Financing	494	25	23
Other	49	49	44

Permanent	4,759	4,714	4,782
Property Plant and Equipment	3,277	3,349	3,442
Intagible Assets	1,073	1,004	994
Deferred Assets	409	362	346

R$ million	12/31/05	9/30/06	12/31/06
TOTAL LIABILITIES	8,514	8,571	8,934
Current Liabilities	897	999	1,091
Suppliers	675	751	807
Loans and Financing	-	-	-
Payroll and Related Accruals	23	27	22
Payable Taxes	128	106	157
Other Accounts Payable	71	115	106

Non-Current Liabilities
Long Term	47	74	134
Loans and Financing	-	3	-
Contingency Provisions	17	27	94
Payable Taxes	4	19	16
AFCI	-	-	-
Other Accounts Payable	25	24	24

Shareholders' Equity	7,571	7,498	7,709

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the day they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events. This report contains unaudited results, which may differ from the final audited ones.

In compliance with the terms of article 12 of CVM Instruction no 358*, TELEMAR advises its shareholders that the Company cannot be held responsible for any public disclosure of information by third parties regarding the acquisition or disposal of equity stakes equivalent to 5% or more of each class of shares or of the rights pertaining to these shares or other securities issued by the Company.

Outstanding shares*	TNE	%
Common	127,373,900	33.3%
Preferred	254,747,800	66.7%
Total	382,121,700	100.0%

(*) Ex-treasury

Outstanding shares*	TMAR	%
Common	107,063,093	44.9%
Preferred (A)	130,440,468	54.7%
Preferred (B)	1,110,794	0.5%
Total	238,614,355	100.0%

(*) Shareholders owning a direct or indirect controlling stake in the company, shareholders who elect the members of the Board of Directors, or any private individual, legal entity or group of same, acting jointly or representing a common interest, that attains a direct or indirect stake equivalent to 5% (five percent) or more of the company’s capital, must send to the CVM (Brazilian Securities commission) and, as the case may be, to the stock exchanges and over-the-counter entities where securities issued by the company may be traded, as well as publicly disclosing, under the terms of article 5…

We are the leading provider of telecommunications services in Region I of Brazil, which consists of 16 states, including the states of Rio de Janeiro, Minas Gerais, Bahia, Espirito Santo and Ceará.  We are the largest provider of fixed-line telecommunications services in South America based on the total number of lines in service, which we  are starting to market under our  Oi Fix brand name.  As of December 31, 2006, we had 17.1 million fixed-lines installed, of which 100% have been digitized, and 14.4 million fixed-lines in service.

We provide mobile telecommunications services in Region I on the GSM technology platform.   As of December 31, 2006, Oi had approximately  13.1  million subscribers.

We also provide broadband services using ADSL technology.  In Region I, as of December 31, 2006, we had approximately 1.1 million broadband subscribers (Oi Velox).  We also market voice and data services to corporate customers throughout Brazil. The Brazilian states that comprise Region I represent approximately 64% of the country's territory, with a population of  102 million, producing approximately 41% of Brazil´s GDP.

Oi – Investor Relations (invest@oi.net.br) 55(21) 3131-1314/1315/1316/1317	Global Consulting Group Lucia Domville (ldomville@hfgcg.com) +1 (646) 284-9404